SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

13 June 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Director
's
 Interests

London, UK; Brentwood, TN, US
:
13
 June 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces the vesting,
on 12 June 2008, of a Per
formance Share Award ("Award") to Saul Komisar, Director of Protherics PLC an
d President of Protherics Inc. under the terms of the Company's Deferred Bonus Plan. The Award was made on 12 June 2006 and vests

two years from its Date of Grant
.

Pursuant to the vesting of t
he Award, the Company has today
issued
 27,594 Ordinary S
hares to Saul Komisar at a nominal value of 2p per share.

Following the above transaction,
Saul Komisar
 ho
lds 27,594 Ordinary Shares (0.008
% of the total issued or
dinary share capital of the C
ompany of
340,366,655 Ordinary Shares.

The above
 disclosure is made
 in accordance with Rule 3.1.4R of the
Disclosure and Transparency Rules.

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno, Jonathan Birt	+1 212 850 5600

Or visi
t
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 13 June 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director